CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED INFORMATION. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

                                                               September 8, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Don Walker

Re: Advanta Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2004
    Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005 File No. 000-14120

Dear Mr. Walker:

We have received your letter of comments dated August 25, 2005 relating to Advanta Corp.'s Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") and Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Set forth below are our responses to your requests for supplemental information, numbered to correspond with the numbering of your comments to which they relate on your letter. In order to facilitate your review, we have recited the comments in italics and followed each comment with our response. Defined terms used in this response and not otherwise defined herein have the meanings ascribed to them in the 2004 Form 10-K.

For reasons of business confidentiality, this submission is accompanied by a request under Securities and Exchange Commission (the "Commission") Rule 83 (17 C.F.R. 200.83) for confidential treatment of the information included as Attachment 3 to this letter (the "Confidential Material"). We have voluntarily supplied the Commission staff with copies of the Confidential Material comprising Attachment 3 and therefore request that such material be maintained in confidence and not made part of the public record. We have filed a separate letter with the Office of Freedom of Information and Privacy Operations in connection with that request. We have redacted the Confidential Material from the version of this letter filed via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system and have included the Confidential Material solely in paper copies of this letter submitted to the Commission staff. The

Confidential Material submitted in paper form has been marked "Confidential Pursuant to 17 CFR 200.83" and further identified as "Rule 83 Confidential Treatment Requested by Advanta Corp.: Request No. 1."

Form 10-K for the Fiscal Year Ended December 31, 2004

Advanta Business Cards, page 29

1. Comment: In future filings, starting with your next 10-Q, please revise to explain fully the reasons for the changes in your provision for loan losses by discussing specific events that cause management to adjust the provision and conclude on the adequacy for the provision and allowance for loan losses.

     Response:

     The discussion of the variance in provision for credit losses on page 29 of the 2004 Form 10-K is an overview of the more detailed information provided in the Provision and Allowance for Receivable Losses section of Management's Discussion and Analysis beginning on page 33 of the 2004 Form 10-K. In future filings, we will include supplemental summarized comments in this overview and a cross-reference to where more detail is provided, such as the following:

     The decrease in provision for credit losses for the year ended December 31, 2004 as compared to 2003 reflects a reduction in the estimate of losses inherent in the portfolio based on the improving trends in delinquency and principal charge-off rates reflecting the current composition of the portfolio that included more high credit quality customers as compared to 2003, partially offset by the increase in average owned business credit card receivables. See the Provision and Allowance for Receivable Losses section of Management's Discussion and Analysis of Financial Condition and Results of Operations for more detailed discussion and a table of credit quality data.

Managed Receivable Data, page 36

2. Comment: Presentation of non-GAAP statements of income even when reconciled to reported results is potentially confusing to investors. Please confirm you will remove pro forma statements of income in all future filings, including the reconciliation of actual owned (GAAP) income statement measures and statistics to income statement measures and statistics on a managed basis on page 36. Instead, consider expanding your disclosures to discuss and quantify the impact of securitizations on your reported results, including the impact on specific income statement captions and on net interest margins.

     Response:

     We note your comment to remove the managed income statement measures and statistics and respectfully request that you reconsider this comment for the following reasons. We have included selected managed income statement measures in our disclosures because we believe that these measures enhance the transparency of the performance of our business. Management uses these measures as part of its operation and review of the business. We view these disclosures as helpful to financial statement users for the reasons set forth in our 2004 Form 10-K. We also believe that these disclosures are consistent with disclosures of other registrants in the credit card business and therefore, the inclusion of this information assists financial statement users by increasing comparability of our managed income statement measures and statistics to those of other registrants. It is our position that these disclosures have been made in a manner that fully complies with Item 10 (e) of Regulation S-K. For all of these reasons, we think it is useful and appropriate to continue to include these disclosures, but we also plan to enhance the disclosures in future filings with additional information that helps financial statement users understand the impact of securitizations on our reported results, including the impact on specific income statement captions. Once you have had an opportunity to review our response and consider our position, we would be happy to discuss this comment further with you.

3. Comment: Please tell us the how management uses 'Risk-adjusted revenues' to evaluate the Advanta Business Cards segment. We noted that this is the only section in the filing that includes this measure. Amended Item 10(1) of Regulation S-K, requires disclosure of the reasons why management feels a non-GAAP term is useful to investors.

     Response:

     Risk-adjusted revenues represent the total of interest income, noninterest revenues, interest expense and provision for credit losses. Each of the components of risk-adjusted revenues is a financial measure calculated in accordance with GAAP. Accordingly, we do not believe that our presentation of risk-adjusted revenues constitutes a non-GAAP financial measure pursuant to Item 10 (e) of Regulation S-K. Management uses risk-adjusted revenues as a basis for monitoring the risk-based return on the portfolio and components of our portfolio. Generally, based on risk-based pricing strategies, customers with higher credit losses should have higher revenues. We believe the measure is useful to investors as a measure of the Company's ability to appropriately price for the risk of the portfolio. We believe disclosing risk-adjusted revenues along with our disclosures of revenues and credit losses assists investors by demonstrating the relationship between revenues and credit losses in one concise measure. While we do not believe the measure constitutes a non-GAAP financial measure for purposes of Item 10 (e) of Regulation S-K, we will include disclosure of why we believe the measure is useful to investors in all future filings that include risk-adjusted revenue measures.

Market Risk Sensitivity, page 46

4. Comment: We note that your business credit card receivables include interest rate floors, as described on page 46 of Form 10-K. Please tell us the extent to which you use derivative instruments to hedge interest rate risk and other risks.

     Response:

     In the year ended December 31, 2004 and through the date of this letter, we have not used derivative instruments to hedge interest rate risks or other risks.

     The interest rate floors embedded in our business credit card receivables are not embedded derivatives accounted for separately pursuant to paragraph 12 of SFAS 133 (as amended) because the economic characteristics and risks of the interest rate floors are clearly and closely related to the economic characteristics and risks of the receivable (the host contract).

Liquidity, Capital Resources and Analysis of Financial Condition, page 47

5. Comment: The consolidated statement of cash flows indicates cash used in operating activities totaled $92.3 million for the year ended December 31, 2004. In future filings, please revise your liquidity, capital resources and analysis of financial condition to discuss the reason for this cash use from operating activities and describe how you plan to fund growth and continued operations.

     Response:

     We will comply with this comment in all future filings.

Note 2 - Summary of Significant Accounting Policies, page 55

Allowance for Receivable Losses, page 56

6. Comment: You disclose that your charge-off and re-age policies for business credit card accounts conform to the Uniform Retail Credit Classification and Account Management Policy, as well as the Credit Card Lending Guidance, issued by the Federal Financial Institutions Examination Council ("FFIEC"). Please tell us your re-age policies and how such policies are incorporated in your calculation of the allowance for loan losses.

     Response:

     An excerpt from our Credit Policy Manual describing our re-age policy is attached in Attachment 1. In estimating our allowance for receivable losses, we generally evaluate receivables collectively for impairment through the use of a migration analysis as well as consideration of other factors that may indicate increased risk of loss, including accounts that have been re-aged within the last 24 months. Reserves are established for re-aged accounts based on our estimate of the incremental risk to the portfolio represented by accounts that have been re-aged. For purposes of the calculation, we disaggregate re-aged accounts into two categories: (1) re-aged accounts that are in a workout program; and (2) all other re-aged accounts ("manual re-ages"). The reserve need for re-aged accounts that are in a workout program are calculated based on the aggregate portfolio migration analysis plus an additional percentage that represents an estimate of the incremental risk of accounts in workout programs. We calculate the reserve need for manual re-ages based on historical loss rates for manually re-aged accounts, the receivable balances outstanding and level of delinquency of the manually re-aged accounts at the reporting date.

Securitization Income, page 57

7. Comment: You state that during the revolving period of each business credit card securitization, you record securitization income representing estimated gains on the sale of new receivables to the securitization trust on a continuous basis. Please tell us how the transfers of receivables to the securitization trust during the revolving period qualify for sales accounting according to paragraph 9 of SFAS 140.

     Response:

     In accordance with paragraphs 78 and 79 of SFAS 140, gain or loss recognition for revolving-period receivables sold to a securitization trust is limited to receivables that exist and have been sold. Adding receivables to a trust, in itself, is neither a sale nor a secured borrowing under paragraph 9 of SFAS 140, because that transfer only increases our beneficial interest in the trust's assets. Recognition of a sale or a secured borrowing occurs when we receive consideration other than beneficial interests in the transferred assets. Transfers that result in an exchange of receivables for cash, that is, either transfers that in essence replace previously sold receivables that have been collected or sales of beneficial interests to outside investors, are transfers in exchange for consideration other than beneficial interests in the transferred assets and thus are accounted for as sales (if they satisfy all the criteria in paragraph 9 of SFAS 140) or as secured borrowings.

     During the revolving period of our business credit card securitizations, investors use cash collected from previously sold receivables to purchase interests in receivables from the trust to replenish receivables that have been repaid. These replenishment transactions are accounted for as sales under paragraph 9 of SFAS 140 as we have surrendered control over the receivables and received cash in exchange. We have concluded that control has been surrendered because the receivables have been isolated from us via the Advanta Business Card Master Trust, a qualifying special purpose entity under SFAS 140 (paragraph 9a); the investors have the right to pledge or exchange their beneficial interests in the Advanta Business Card Master Trust, and no condition both constrains the investors from taking advantage of their right to pledge or exchange and provides more than a trivial benefit to us (paragraph 9b); and we do not maintain effective control over the receivables through either (1) an agreement that both entitles and obligates us to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call (paragraph 9c).

     On a regular basis, we add receivables to the Advanta Business Card Master Trust in exchange for a beneficial interest in the assets of the Advanta Business Card Master Trust. In accordance with paragraph 9 of SFAS 140, these transfers are not accounted for as sales.

8. Comment: Please tell us the amount of outstanding commitments to transfer assets to the securitization trust during the revolving period as of December 31, 2004.

     Response:

     See our response to comment #7 for a description of the revolving period of a business credit card securitization. There were no outstanding commitments to transfer assets to the Advanta Business Card Master Trust as of December 31, 2004 with the exception of $4.5 million of amounts due to the trust representing two days of finance charge collections on the trust's accounts. The $4.5 million liability was included in other liabilities and disclosed in footnote 7 in our 2004 Form 10-K. Under the terms of our business credit card securitizations, receivables arising in designated business credit card accounts are transferred to the Advanta Business Card Master Trust. Also, Advanta has a contractual commitment to transfer receivables subsequently created, if any, under these accounts. As of December 31, 2004, all receivables arising in the designated business credit card accounts had been transferred to the Advanta Business Card Master Trust. Our business credit card securitizations also require us to maintain, if possible, certain minimum levels of assets in the Advanta Business Card Master Trust. If the required levels are not met, we would be obligated to designate additional eligible accounts to the trust and transfer the receivables associated with the additional accounts to the trust, to the extent that additional eligible accounts are available. As of December 31, 2004, the Advanta Business Card Master Trust held assets in excess of the minimum requirements and, therefore, there were no commitments to transfer additional receivables to the trust at that date.

     As of December 31, 2004, there were no commitments that were reasonably likely to result in the termination, or material reduction in availability to Advanta, of our off-balance sheet securitizations.

Servicing Assets, page 58

9. Comment: You state that you do not recognize servicing assets associated with business credit card securitizations because the benefits of servicing are not expected to be more or less than adequate compensation for performing the servicing. Please provide us your analysis that indicated the benefits of servicing are just adequate to compensate for your servicing responsibilities. Refer to paragraph 62 of SFAS 140.

     Response:

     See Attachment 2 for our analysis as of December 31, 2004. SFAS 140 defines adequate compensation as the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace. We earn a 2% per annum servicing fee on our securitized receivables. We estimated adequate compensation based on our survey of servicing fee rates for servicing securitized receivables of other credit card issuers. Based on this survey, we determined that 2% represented the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, including the profit that would be demanded in the marketplace.

Investment in Limited Partnership, page 59

10. Comment: We note subsequent to May 28, 2004, the date of your agreement with Bank of America you accounted for your investment in Fleet Credit Card Services, L.P. using the cost method. Please tell us why the agreement with Bank of America caused you to change from the equity to the cost method to account for your investment in the Limited Partnership.

     Response:

     Prior to our May 28, 2004 agreement with Bank of America Corp., we accounted for our investment in Fleet Credit Card Services, L.P. using the equity method in accordance with paragraph 17 of APB 18. Under the Fleet Credit Card Services, L.P. partnership agreement, the Advanta members of the partnership had the ability to exercise significant influence over certain operating and financial policies of Fleet Credit Card Services, L.P. even though the Advanta members held substantially less than 20% of the voting rights in the partnership. This level of influence was demonstrated by the May 28, 2004 agreement with Bank of America in which the Advanta members' consent was required to permit Bank of America to combine the credit card business owned and operated by Fleet Credit Card Services, L.P. with Bank of America's consumer credit card business.

     As part of the May 28, 2004 agreement, the Advanta members agreed to amend the partnership agreement to delete certain provisions of the Fleet Credit Card Services, L.P. partnership agreement resulting in a reduced level of influence that the Advanta members had over operating and financial policies of Fleet Credit Card Services, L.P. Management determined that the Advanta members no longer had the ability to exercise significant influence over the operating and financial policies of Fleet Credit Card Services, L.P. and given Advanta's relative ownership interest in Fleet Credit Card Services, L.P., changed to the cost method of accounting for this investment.

Note 11 - Commitments and Contingencies, page 73

11. Comment: Please tell us how you accounted for the remaining legal reserve related to litigation with Fleet related to the Consumer Credit Card Transaction after the court issued the final judgment in February, 2004.

     Response:

     On January 22, 2003, the trial court issued a ruling in the litigation related to the Consumer Credit Card Transaction on all issues except the method for calculating the interest to be awarded and we recognized a $43.0 million loss effective December 31, 2002. When the trial court issued its final judgment and order in February 2004, it had no impact on our results of operations in 2003 or 2004 since our SFAS 5 legal reserves at December 31, 2003 were adequate to cover both the impact of the final judgment and order and an additional liability we concluded was probable and estimable to be payable on appeal of certain aspects of the trial court's ruling that were in favor of Advanta. After payment of $63.8 million to Fleet in February 2004, we had remaining legal reserves of $5.2 million for the appeal. When this litigation was dismissed in February 2005 pursuant to the May 28, 2004 agreement between Advanta and Bank of America, the remaining reserves for this litigation were reversed and represented a component of the $62 million after-tax gain recorded in the first quarter of 2005 and disclosed in footnote 23 of our 2004 Form 10-K.

12. Comment: Please tell us how you determined that the SFAS 5 legal reserves related to discontinued operations were adequate at December 31, 2004. Include the amount of such reserves in your response.

     Response:

     We had no SFAS 5 legal reserves related to discontinued operations as of December 31, 2004 based on our conclusion that no liabilities related to discontinued operations legal matters were probable. This conclusion was based on our expectations regarding the ultimate resolutions of the existing actions as of the date we filed the 2004 Form 10-K, after consideration of the status of the litigation and consultations with our attorneys.

Note 16 - Segment Information, page 82

13. Comment: Please tell us the basis for allocating interest income to the Other segment, considering the Other segment's total assets at the end of the period.

     Response:

     We do not use allocation methods to determine interest income by segment. Assets of the Other segment consist of assets that the company does not specifically identify as Advanta Business Card or Venture Capital segment assets, such as federal funds sold, investments available for sale and other noninterest earning assets such as cash, certain fixed assets and other assets. The interest income included in the Other segment results represents primarily the interest earned on the company's federal funds sold, restricted interest-bearing deposits and investments available for sale. The assets of the Advanta Business Card segment are primarily comprised of business credit card receivables and amounts due from securitizations and that segment's interest income represents the interest earned on those assets.

Form 10-Q for the Period Ended, March 31, 2005

Note 12 - Income Taxes, page 18

14. Comment: We note that upon receiving the IRS's approval of the settlement of the tax disputes with Fleet, the remaining valuation allowance of $12 million was evaluated, and management determined that it was more likely than not that the remaining deferred tax asset was realizable and therefore, no valuation allowance was needed. Please provide us with your analysis of realizability of the deferred tax asset in 2003 and 2004 that indicated the need for a valuation allowance. In addition, tell us what event(s) took place in 2005 that made you conclude that the realizability of the deferred tax asset was more likely than.

     Response:

     Our analyses of the realizability of the deferred tax asset in 2003 and 2004 are provided in Attachment 3. Both the 2003 and 2004 analyses reference the dispute between Advanta and Fleet Financial Group, Inc. over the allocation of $508 million of tax deductions from our partnership interest in Fleet Credit Card Services, L.P. The $508 million of tax deductions were a significant portion of the net operating loss carryforward component of our deferred tax asset. As of December 31, 2003, the disputed allocation of these tax deductions was before the IRS Regional Office of Appeals. As part of our May 28, 2004 agreement with Bank of America, Advanta and Bank of America agreed to resolve the tax disputes between Advanta and Fleet by allocating approximately $125 million of the disputed $508 million of partnership deductions to Advanta. The agreement was subject to the IRS's final approval of the settlement of the tax disputes. Although the IRS was expected to approve the settlement, as of December 31, 2004 the approval had not been received. Although the 2003 and 2004 analyses indicated that additional net operating loss carryforwards were realizable and a smaller valuation allowance was necessary at each reporting period, management concluded not to reduce the valuation allowance due to the contingencies associated with the allocation of $508 million of tax deductions to Advanta.

     The approval of the IRS was received in January 2005. Upon receipt of the IRS's approval, the contingency regarding the allocation of the tax deductions was eliminated and we concluded that it was more likely than not that the remaining deferred tax asset was realizable and therefore, no valuation allowance was needed in the first quarter of 2005. Disclosure of this subsequent event and its impacts were included in footnote 23 of our 2004 Form 10-K.

     It is important to note that the settlement of all outstanding litigation between Advanta and Fleet in our May 28, 2004 agreement with Bank of America was contingent upon receiving approval of the settlement of the tax disputes from the IRS. Upon receipt of the approval of the IRS, the tax deductions were allocated as indicated above, Bank of America paid Advanta $63.8 million and Advanta recorded a net after-tax gain of $62 million and an increase in additional paid-in capital of $6 million in the first quarter of 2005. As the settlement of all outstanding litigation between Advanta and Fleet was a gain contingency, the favorable impacts, including the reduction in the valuation allowance from the settlement of the tax disputes, were not recognized as of December 31, 2004. However, disclosure of the impact of the May 28, 2004 agreement, including tax impacts, was included in each of our Form 10-Q's as of June 30, 2004 and September 30, 2004 in accordance with paragraph 17 of SFAS 5, and our 2004 Form 10-K filing, as noted above.

We look forward to your response to the foregoing. If you have any questions regarding our response, please call me at 215-444-5060 or David Weinstock, Chief Accounting Officer, at 215-444-5059.

If any person (including a governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect a copy of the Confidential Material included in Attachment 3 to this letter, we request that the following persons be notified immediately of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself), and be given at least ten business days advance notice of any intended release so that we may pursue any remedies available to us. Please contact via telephone Elizabeth Mai, Senior Vice President and General Counsel (215-444-5920), Jay A. Dubow, Esquire of Wolf, Block, Schorr and Solis-Cohen LLP (215-977-2058), or me (215-444-5060), rather than rely upon the United States Mail for such notice. In addition, please provide a facsimile of any additional comments you may have to Mr. Dubow at 215-405-2958 and me at 215-444-5915. The address for Mr. Dubow is Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, PA 19103-2097 and my address at Advanta Corp. is Welsh & McKean Roads, P.O. Box 844, Spring House, PA 19477.

Management of Advanta Corp. acknowledges that; (1) we are responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ Philip M. Browne
-------------------------------------
Chief Financial Officer

cc: David Weinstock, Chief Accounting Officer
    Elizabeth Mai, General Counsel

                                                                    Attachment 1

EXCERPT FROM CREDIT POLICY MANUAL

     For an account to be eligible for re-aging, it must exhibit the following:

          - The customer has demonstrated a renewed willingness and ability to repay the loan. This will be accomplished by having a Collections Department employee contact each customer whose account is eligible to be considered for re-aging and request that customer to verbally demonstrate a renewed willingness and ability to repay the loan prior to re-aging the account. Documentation of the conversation will be recorded as a priority note (!) in the collection notes of FDR stating that the customer has demonstrated a renewed willingness and ability to repay the loan.

          - The account has existed for at least nine months before allowing a re-aging.

          - The customer has made at least three consecutive minimum monthly payments or the equivalent cumulative amount; for this purpose, a minimum payment is equal to the minimum payment calculation as defined by the customer's governing Cardholder Agreement. Funds may not be advanced by the Bank for this purpose.

          - Accounts cannot be re-aged more than once within any twelve-month period; that is, at least twelve months must have elapsed since a prior re-aging. In addition, no account may be re-aged more than two times within any five-year period.

          - An over limit account may be re-aged at its outstanding balance (including the over limit balance, interest, and fees). No new credit may be extended to the customer until the balance falls below the designated pre-delinquency credit limit.

     A loan in a Workout Program may be re-aged only after receipt of at least three consecutive minimum monthly payments or the equivalent cumulative amount. For purposes of the CCS Program, the minimum payment will be equal to the minimum payment under the repayment schedule constructed by the Credit Counseling Service, which is consistent with the requirements of the FFIEC Uniform Retail Credit Classification and Account Management Policy. The existence of an acceptable workout proposal satisfies the requirement that the customer demonstrate a renewed willingness and ability to repay the loan. Re-aging for Workout Program purposes is limited to once in a five-year period and is in addition to the once in twelve-months/twice in five-year limitation described above.

     If the account is on nonaccrual at the time of re-age, it remains on nonaccrual until it is approved to be restored to accrual status.

     Reports on re-aged accounts that track the volume, principal reductions, and delinquency and charge-off history of re-aged loans will be reviewed monthly by Senior Management, Risk Management, the Chief Credit Officer and Senior Credit Committee. Reports will be provided at least quarterly to the Board of Directors.

Advanta Bank Corp.                                                  Attachment 2
Survey of Credit Card Securitization Servicing Fees
As of December 31, 2004

                                                                                  Date of                        Substitute
Registrant                          Issuer                                    Prospectus [A]   Servicing Fee   Servicing Fee   Notes
---------------------------------   ---------------------------------------   --------------   -------------   -------------   -----
JPMorgan Chase & Co.                Chase Issuance Trust                         11/4/2004         1.50%            2.00%
Citigroup Inc.                      Citibank Credit Card Issuance Trust         12/22/2004         1.87%            2.27%       [B]
MBNA Corporation                    MBNA Credit Card Master Note Trust          10/19/2004         2.00%            2.00%       [C]
Bank of America Corporation         Fleet Credit Card Master Trust II            2/19/2003         2.00%            2.00%       [D]
Bank of America Corporation         BA Master Credit Card Trust                  5/31/2001         2.00%            2.00%       [D]
Capital One Financial Corporation   Capital One Multi-asset Execution Trust     10/27/2004         2.00%            2.00%

[A] Source documents represent the most recent securitization transactions as of 12/31/04

[B]  Source: Form S-3 filing dated 12/22/04

[C]  Source: Form S-3 filing dated 6/12/03

[D] Two sources were used for Bank of America to document the servicing fee as there were no new securitization transactions in 2004

Conclusion: SFAS 140 defines adequate compensation as "The amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace." Based on the survey of companies above, management has concluded that 2% represents the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, including the profit that would be demanded in the marketplace. Accordingly, neither a servicing asset or liability will be recognized because the benefits of servicing are not expected to be more or less than adequate compensation for performing the servicing.

                                                                    Attachment 3

                                       [*]

Rule 83 Confidential Treatment Requested by Advanta Corp.: Request No. 1